Bradley A. Haneberg (804) 771.5790 bahaneberg@kaufcan.com	Kaufman & Canoles, P.C. Three James Center, 12th Floor 1051 East Cary Street Richmond, VA 23219 Mailing Address Post Office Box 27828 Richmond, VA 23261 T (804) 771.5700 F (804) 771.5777 kaufCAN.com

February 3, 2011

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4631

Attention: Lisa H. Etheredge

Re:	Tri-Tech Holding Inc.
Form 10-K for the Year Ended December 31, 2009
Forms 10-Q for Periods Ended March 31, 2010, June 30,
2010 and September 30, 2010
Form 8-K Filed August 11, 2010
File No. 1-34427

Dear Ms. Etheredge:

On behalf of our client, Tri-Tech Holding Inc. (the “Issuer”), we submit this letter in response to comments made by the Staff of the Securities and Exchange Commission in its correspondence dated January 28, 2011 to the Issuer with respect to the above-referenced filings.

The Issuer is in receipt of the Staff’s comment letter and is working to prepare a response. However, the Issuer is not able to respond within the requested ten (10) business day deadline included in the comment letter due to the extended national holidays following the Chinese New Year in China, where the Issuer’s management is primarily located. Therefore, in accordance with our discussion with you earlier this afternoon, the Issuer respectfully requests an extension to respond to the Staff’s comment letter on or before March 3, 2011.

If you have any questions regarding the foregoing or require any additional information, please do not hesitate to contact the undersigned, Bradley A. Haneberg at (804) 771-5790. Thank you very much.

Sincerely,

/s/ Bradley A. Haneberg

Disclosure Required by Internal Revenue Service Circular 230: This communication is not a tax opinion. To the extent it contains tax advice, it is not intended or written by the practitioner to be used, and it cannot be used by the taxpayer, for the purpose of avoiding tax penalties that may be imposed on the taxpayer by the Internal Revenue Service.